Exhibit 99.3

Ms. Sheng Xu 's Application for Share Transfer

of the 2023 Performance Incentive Plan

On August 10, 2023, the Board of Directors approved TIAN RUIXIANG Holdings Ltd. (hereinafter referred to as the "Company") 2023 Perfonnance Incentive Plan, and Ms. Sheng Xu is entitled to 300000 Restricted Shares of the Company in accordance with the provisions of Exhibition B.

Ms. Sheng Xu is currently the director of the company. Ms. Sheng Xu voluntarily transferred his 300000 shares of the incentive plan to UNITRUST HOLDING LIMITED for holding.

The above matters arc related to the transfer of shares between shareholders under the S-8 registered shares, which is not related to the company. If any inquiries arise from this transfer, Ms. Sheng Xu and UNITRUST HOLDING LIMITED will be responsible for explaining them.

Ms . Sheng Xu hereby submit an application to the company regarding this matter.

/s/ Sheng Xu
Sheng Xu

March 26,2024